September 21, 2020

Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Brian Cascio, Accounting Branch Chief
Michael Fay

RE:	Retrophin, Inc.
Form 10-K for Fiscal Year Ended December 31, 2019
Filed February 24, 2020
File No. 001-36257

Gentlemen:

On behalf of Retrophin, Inc. (the “Company”), this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated September 4, 2020 (the “Comment Letter”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019. The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations – Operating Expenses, page 53

1.

We note your selling, general and administrative expenses increased by 24% due to increased legal and compensation expenses. In future filings, please describe in further detail the underlying reasons for the significant increase and provide additional quantitative information as necessary.

Response:

The Company acknowledges the Staff’s comment and confirms that in future filings, it will describe in further detail the underlying reasons for such increases and provide additional quantitative information as necessary.

Consolidated Financial Statements

Note 9. Intangible Assets

Thiola License Agreement, page F-22

4401 Eastgate Mall, San Diego, CA 92121 T: (858) 550-6000 F: (858) 550-6420 www.cooley.com

2.

We note that in 2019 you added $15.8 million to intangible assets related to royalties in excess of the minimum. Please explain to us the basis for your accounting treatment to capitalize royalty payments in excess of minimum royalties and the accounting literature that you relied on for this treatment. Please explain to us the reason you do not expense the annual royalty payments.

Response:

The $15.8 million added to intangible assets in 2019 for royalties in excess of the minimum pertains to a license agreement that the Company acquired from Mission Pharmacal in 2014 in which the Company obtained the exclusive right to license the trademark of Thiola, an approved pharmaceutical product. The acquisition of the Thiola license qualified as an asset acquisition under the principles of Accounting Standards Codification (“ASC”) 805 in effect at the time of the acquisition.

As the license agreement contains contingent consideration based on net sales of the pharmaceutical product (i.e., a royalty), the Company evaluated whether the contingent consideration met the definition of a derivative. The Company determined the contingent consideration was not a derivative based on ASC 815-10-15-59(d), which exempts certain non-exchange traded contracts for which settlement is based on specified sales volumes.

Accordingly, the Company has applied ASC 450-20-25-2 and ASC 360-10-30-1 to account for the royalties in excess of the minimum. The contingent consideration liability is recognized when probable and estimable, with an offsetting increase to the cost basis of the asset under the cost accumulation model. The additional cost basis recognized as a result of the resolution of the contingent consideration is therefore not expensed, but rather recognized and subsequently accounted for in a manner consistent with how the asset was previously recognized. That is, such amounts are capitalized and subsequently amortized to earnings.

* * * *

Please contact me at (858) 550-6044 with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Sincerely,

/s/ Jason L. Kent

Jason L. Kent

cc:	Laura Clague, Retrophin, Inc.
Elizabeth Reed, Retrophin, Inc.

4401 Eastgate Mall, San Diego, CA 92121 T: (858) 550-6000 F: (858) 550-6420 www.cooley.com